SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential announces completion of USD 2 billion share buyback programme

Prudential plc (the "Company") confirms that the third and final tranche of its USD 2 billion share buyback programme for USD 500 million that was announced and commenced on 1 July 2025 (the "Programme") has now completed.

Since the commencement of the Programme, the Company has repurchased 36,881,649  ordinary shares in aggregate at a volume weighted average price of 1,012.7 pence per ordinary share for a total consideration of approximately £373.5 million (USD 0.5 billion).

Together with the second tranche of USD 800 million of the share buyback programme completed in the year, Prudential will have returned USD 1.3 billion to shareholders in 2025. The share buyback programmes undertaken in 2025 have resulted in a reduction of the Company's issued share capital by 120 million shares which represents 4.5% of Company's issued share capital as of 1 January 2025 (2,657,521,888 shares).

As previously indicated, the Company intends to commence a further share buyback programme in early 2026. A further announcement will be made in due course.

Contact

Media			Investors/analysts
Simon Kutner	+44 7581 023260	UK	Patrick Bowes	+852 2918 5468	HK
Sonia Tsang	+852 5580 7525	HK	William Elderkin	+44 2039 779215	UK
			Ming Hau	+44 2039 779293	UK
			Bosco Cheung	+852 2918 5499	HK
			Tianjiao Yu	+852 2918 5487	HK

 About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 December 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary